EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated August 14, 2008, relating to the consolidated financial statements of Patriot Scientific Corporation and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to Patriot Scientific Corporation’s adoption of the provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, as of June 1, 2006) and the effectiveness of Patriot Scientific Corporation’s internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness), appearing in the Annual Report on Form 10-K of Patriot Scientific Corporation for the year ended May 31, 2008.

/s/ KMJ CORBIN & COMPANY LLP

Costa Mesa, California
April 2, 2009